                                                           File Number 70-8759


SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

Post-Effective Amendment No. 10
to
Form U-1

APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
HOLDING COMPANY ACT OF 1935

By

CONSOLIDATED NATURAL GAS COMPANY
CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3199

CNG INTERNATIONAL CORPORATION
Two Fountain Square, Suite 600
11921 Freedom Drive
Reston, Virginia 20190-5608

Consolidated Natural Gas Company, a registered holding company, is the parent of the other party

Names and addresses of agents for service:

S. E. WILLIAMS, Senior Vice President
and General Counsel
Consolidated Natural Gas Company
CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3199


N. F. CHANDLER, General Attorney
Consolidated Natural Gas Service Company, Inc.
CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3199

       2                                              File Number 70-8759

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Post-Effective Amendment No. 10
to
FORM U-1

APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
HOLDING COMPANY ACT OF 1935



Item 1. Description of Proposed Transaction
        ___________________________________


I. PRIOR CNG INTERNATIONAL AUTHORIZATIONS

	By order dated May 30, 1996, HCAR No. 26523, the Securities and Exchange Commission ("Commission" or "SEC") authorized Consolidated Natural Gas Company ("CNG"), a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), to form CNG International Corporation ("CNG International"), to directly or through intermediary companies acquire interests in exempt wholesale generators (EWGs") and foreign utility companies ("FUCOs") as such terms are respectively defined in Sections 32 and 33 of the Act. CNG was also authorized under such order to provide CNG International with certain credit support with respect to its investments. Jurisdiction was retained over the applicant's request to invest up to $300 million(1) in Foreign Energy Activities (including foreign gas pipelines) as defined in the application.

	By supplemental order dated October 25, 1996, HCAR No. 26595, the Commission released jurisdiction over proposed investments of up to an
_______________
(1)  All dollar amounts are in U.S. currency unless otherwise noted.


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aggregate of $75 million by CNG International in two gas pipelines, one in
Bolivia and the other in Argentina and Uruguay (the "Uruguay Project"). Pursuit of investment in the pipeline in Bolivia has been abandoned.(2)

	By supplemental order dated November 19, 1996, HCAR No. 26608, the Commission released jurisdiction over a proposed investment of up to $75 million by CNG International in three gas pipeline projects in Australia ("Australian Pipeline Projects"). Approximately $38.8 million in these projects was consummated in late 1996. As a result of such transaction, CNG International now indirectly(3) holds a 30% ownership interest in Epic Energy Pty Ltd, an Australian company ("Epic"), which currently owns and operates a 470 mile pipeline in Queensland, and two pipelines, 488 and 44 miles in length, serving markets in South Australia.(4)

______________
(2) Since the $50 million authorization earmarked for the Bolivian pipeline will no longer be needed, CNG regards such amount available for release of jurisdiction for other Foreign Energy Activities in the proceeding under File No. 70-8759.

(3) CNG International owns all of the outstanding shares of CNG Cayman One Ltd., which owns all of the outstanding stock of CNGI Australia Pty Ltd., which in turn owns 30% of the outstanding shares of Epic Energy Pty Ltd.

(4) The other shareholders in Epic are Venture Holdings Pty Ltd, a subsidiary of El Paso Energy International Company (30%); Australian Mutual Provident Society , an Australian insurance company and investment house (10%);
Allgas Pipelines Pty. Ltd., a gas distribution utility in Brisbane, Queensland (10%); and SAS Trustee Corporation (Axion) and Utilities of Australia Pty.Limited (Hastings), both Australian investment managers (10% each).




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	By supplemental order dated February 12, 1998, HCAR No. 26824, the
Commission released jurisdiction over a proposed investment of up to $165 million by CNG International in the 925 mile Alinta natural gas pipeline in Western Australia ("Alinta Project"). In March 1998, CNG International paid approximately $143 million to acquire its 33.3% equity interest in the Alinta Project, through intermediate subsidiaries including Epic Energy Austalia Trust ("Epic Trust")(5), from the Western Australia Government.

	In the February 12, 1998 order, the Commission reserved jurisdiction, pending completion of the record, over: (i) the investment by CNG, through CNG

International, in entities that would engage in Consulting and Support Services(6) and Foreign Energy Activities(7) (other than the Uruguay Project,
__________________
(5) The partners in Epic Trust are the same as the shareholders in Epic with the exception of Allgas, which declined to invest in the Alinta Project. Allgas' otherwise 10% share in Epic Trust was acquired pro rata by those investing in the Alinta Project. In connection with their investment in the Alinta Project, CNG International and a subsidiary of El Paso Energy Corporation formed DBNGP Finance Company LLC ("DBNGP") to obtain $250 million in assitional long-term project financing. The parent companies transferred their equity partnership interests in the Alinta Project to DBNGP, which is 50% owned by each of the parent companies. DBNGP owns all the stock of CNG Labuan One Ltd, a Malaysian corporation, which holds a 33.3% interest in Epic Trust.

(6) "Consulting and Support Services" are defined as energy consulting and administrative, technical, construction, operating, maintenance, and other management services to nonassociates in connection with their foreign operations.

(7) "Foreign Energy Activities" include: (i) the sale and servicing of energy equipment; (ii) gas transmission and storage; (iii) gas exploration and production: (iv) brokering and marketing of electricity, gas and other energy commodities; and (v) services related to the foregoing.

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The Australian Pipeline Projects and the Alinta Project); (ii) the provision by
CNG, CNG International and its subsidiaries of credit support agreements aggregating, together with EWG/FUCO credit support, not more than $300 million with nonassociates in connection with Consulting and Support Services and Foreign Energy Activities; (iii) the issuance to nonassociates by CNG International and its subsidiaries of securities that are not exempt from prior Commission review under sections 6(a) and 7 of the Act; (iv) agreements for the provision of goods and services between and among CNG International, its subsidiaries and other companies in the CNG system; and (v) reporting requirements with respect to the proposed transactions, other than the investment in Intermediate Subsidiaries, EWGs, FUCOs, the Urugauy Project, the Australian Pipeline Projects and the Alinta Project.

II. THE TPA PIPELINE

The applicants through this post-effective amendment proceeding seek removal of the reservation of jurisdiction over a proposed acquisition of interests in the pipeline (the "TPA Pipeline") owned and operated by Transmission Pipelines Australia Pty Ltd, a company formed by the state of Victoria, Australia. The TPA Pipeline is the same pipeline as that described as being owned by the Gas Transmission Corporation in earlier filings made in this proceeding. The Victorian Government has indicated it will be offering the TPA Pipeline for sale by public tender in April, 1999. Jurisdiction would continue to be reserved in the interim over the remaining not yet approved above-described activities pending further completion of the record.



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	Regulation of the gas industry in Australia is currently state based, although a Federal regulatory regime is being implemented. The objectives of the new regime, as with electricity, are to create competitive wholesale and retail markets, and to encourage new entrants. A national gas access code, providing for open access transportation, has been developed and is being implemented during 1999. This code will be administered by the Australian Consumer and Competition Council. The State of Victoria is selling the TPA Pipeline as part of an ongoing program of privatization of utilities.

The TPA Pipeline is located entirely within the State of Victoria in south-eastern Australia. It is 1,111 miles long and was constructed between 1947 and 1998 with the main trunk system constructed in 1970. The TPA Pipeline transports natural gas from the Gippsland Basin gas producing areas to the markets in the Victorian state capital, Melbourne, industrial regions to the east and west and rural areas in north and central west of the state. The smaller Western system supplies gas to the southwest of the state from the Otway Basin. The major section of the pipeline is 30 inches in diameter. The network radiating from the Melbourne hub consists of sections of 19.7 inch,
17.7 inch, 11.8 inch, 3.9 inch and 3.2 inch diameters.

The pipeline is designed to have 4 compressor stations, of which 3 are currently in operation with a total of 15 compressor units. The fourth station with 1 unit is scheduled to be commissioned in May 1999. The maximum allowable




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operating pressure is 1,033.5 pounds per square inch on the trunk line.
Maximum allowable operating pressure on other lines ranges from 114 to 1,530 pounds per square inch. The current capacity of the pipeline is 266.8 bcf/yr.

	The TPA Pipeline is currently operated under a market carriage regulatory regime. Capacity and operations are contracted to the Market and System Operator, VENCorp, a state owned corporation. The principal end uses of natural gas are residential and small commercial (43%), manufacturing industries (39%) and other industries, primarily food processing (18%).

	CNG and CNG International seek a release of jurisdiction over an amount up to $100 million for them to make their indirect investment, through Epic Trust and other intermediaries, to acquire the TPA Pipeline. Early indications suggest that the total price will be in excess of $600 million. It is anticipated that 70% of the cost of acquisition will be financed by project non-recourse debt. The form of investment in the TPA Pipeline may be an acquisition of the pipeline assets or acquisition of securities issued by the corporation or other legal entity that may be created by the state of Victoria to own the pipeline assets during the privatization process. In the event the other equity owners in the Epic Trust elect not to pursue the acquisition of the TPA Pipeline, CNG International may decide to bid in its own right up to 100% of the asset.





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III. FINANCING

	CNG International will carry on the proposed activities for which authorization is requested herein through one or more special-purpose subsidiary or associate companies, partnerships, limited liability companies, joint ventures or other entities (depending upon the tax, legal and regulatory requirements of the particular project), including those to be formed with persons or entities for the sole purpose of submitting a final binding bid and/or consummating the proposed transactions.

	CNG International will obtain funds for its subsidiaries (which subsidiaries will obtain such funds in essentially mirror financing arrangements) to engage in the proposed transactions by (i) selling shares of its common stock, $10,000 par value per share, to CNG, (ii) open account advances as described below, or (iii) long-term loans from CNG, in any combination thereof. The open account advances and long-term loans will have the same effective terms and interest rates as related borrowings of CNG in the forms listed.

	Open account advances may be made to CNG International on a revolving basis to provide working capital and to finance the activities authorized by the Commission. Open account advances will be made under letter agreement with CNG International and will be repaid on or before a date not more than one year from the date of the first advance with interest at the same effective rate of interest as CNG's weighted average effective rate for commercial paper and/or revolving credit borrowings. If no such borrowings are outstanding, the interest rate shall be predicated on the Federal Funds' effective rate of interest as quoted daily by the Federal Reserve Bank of New York. Only outstanding amounts of open account advances will be calculated against the $300 million cap on financing.

	CNG may make long-term loans to CNG International for the financing of its activities. Loans to CNG International shall be evidenced by long-term non-negotiable notes of CNG International (documented by book entry only) maturing over a period of time (not in excess of 50 years) to be determined by the officers of Consolidated, with the interest predicated on and equal to CNG's cost of funds for comparable borrowings. In the event CNG has not had recent comparable borrowings, the rates will be tied to the Salomon Brothers indicative rate for comparable debt issuances published in Salomon Brothers
Inc. Bond Market Roundup or similar publication on the date nearest to the time of takedown. All loans may be prepaid at any time without premium or penalty.

	CNG will obtain the funds required for CNG International either through internal cash generation or from financings at the time authorized by the SEC, such as pursuant to the five year intrasystem financing authorization under Holding Co. Act Release No. 26500 (March 28, 1996).

	Authority is requested for Consolidated, CNG International and its subsidiaries involved in the investments in the TPA Pipeline to enter guarantee arrangements, obtain letters of credit, and otherwise provide credit support with respect to obligations of their respective subsidiaries to third parties as may be needed and appropriate to enable them to execute the transactions and to carry on in the ordinary course of their respective businesses. The maximum aggregate limit on all such credit support by Consolidated, CNG International and its subsidiaries at any one time outstanding will be $100 million with respect to the TPA Pipeline. The guarantees and other credit support would be in addition to the intra-company financing requested elsewhere herein.

IV. COMPLIANCE WITH RULE 53


Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) and (c) are satisfied. CNG believes that Rule 53(a), (b) and (c) are satisfied in its case as follows.

	Rule 53(a)(i) requires that the aggregate investment in EWGs and FUCOs not exceed 50% of a system's consolidated retained earnings. One-half of the CNG's average consolidated retained earnings as reported for the four most recent quarterly periods on CNG's Forms 10-K and 10-Q was $785,976,500; CNG's had no investments in EWGs as of December 31, 1998. The Company had invested $134,320,000 in FUCOs through December 31, 1998. CNG's investments in EWGs and FUCOs satisfies the 50% limitation.

	CNG and its subsidiaries maintain books and records to identify the investments in and earnings from its EWGs and FUCOs in which they directly or indirectly hold an interest, thereby satisfying Rule 53(a)(2). The books and records of CNG's EWGs are kept in conformity with United States generally accepted accounting principles ("GAAP"), the financial statements are prepared according to GAAP, and Consolidated undertakes to provide the Commission access to such books and records and financial statements as it may request.

	CNG owns less than 50% of the FUCOs in which it has invested. The books and records of such FUCOs are maintained according to the comprehensive body of accounting principles applicable in the respective countries in which such FUCOs operated. Material variations from GAAP in such books and records and related financial statements will be described and quantified upon the Commission's request. CNG undertakes to provide the Commission access to such books, records and financial statements, in English, as it may request.

It is anticipated that a minimal number of employees of CNG's domestic public-utility companies will render services, directly or indirectly, to EWGs and FUCOs in the CNG system, and the number of such employees shall not in any event exceed two percent of the total number of employees of such utility companies, thereby satisfying Rule 53(a)(3).

All Form U-1 filings seeking authority to finance EWGs or FUCOs, together with related filings of Rule 24 and Item 9 of Form U5S (including Exhibits G and H thereof), have been, or will be, submitted to the public utility commissions of the states having jurisdiction over the rates of the public-utility companies in the CNG system, thereby satisfying Rule 53(a)(4).

	None of the conditions described in Rule 53(b) under the Act exist with respect to Consolidated, thereby satisfying Rule 53(b) and making Rule 53(c) inapplicable.

	None of the conditions described in Rule 53(b) under the Act exist with respect to Consolidated, thereby satisfying Rule 53(b) and making Rule 53(c) inapplicable.

Item 2.  Fees, Commissions and Expenses
         ______________________________

	It is estimated that the fees, commissions and expenses ascertainable at this time to be incurred by Consolidated in connection with the subject post-effective amendment proceeding will not exceed $25,000, including fees payable to Consolidated Natural Gas Service Company, Inc. for services on a cost basis (including costs of regularly employed counsel).


Item 3.  Applicable Statutory Provisions
         _______________________________

	The acquisition of interests in the TPA Pipeline is subject to sections 9(a), 10, 11, 32 and rule 54, and the Gas Related Activities Act of 1990 ("GRAA"). Rule 16 would also apply in the event the ownership interest held by CNG International and its subsidiaries did not exceed 50% of the total equity interests in a project investment entity.

	In its order dated October 25, 1996, the Commission found that investments by CNG in foreign gas pipeline projects "constitute entry into the business of transportation of natural gas subject to section 2(a) of the GRAA. HCAR No. 26595. Thus, these acquisitions are deemed to satisfy the requirements of section 11(b)(1) of the Act.





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	The other requirements of section 10 of the Act continue to apply.  CNG submits that these requirements are met for the reasons set forth in Post-Effective Amendment No. 3 in this proceeding. Briefly stated, the proposed Foreign Energy Activities requested herein are a necessary complement to the foreign utility activities authorized by the Energy Policy Act of 1992. Strategic benefits are anticipated to stem from CNG's participation in new energy markets. While investments in foreign pipeline projects may pose risks that do not arise in the domestic utility industry, these risks are not an absolute bar to foreign investment. Rather, as the Commission emphasized in its April 1, 1996 order, HCAR No. 26501, permitting the Southern Company to invest an amount equal to 100% of its consolidated retained earnings in exempt wholesale generators and foreign utility companies, there is a need for the registered holding company to establish procedures to identify and mitigate such risks.

	In this matter, as discussed previously, there are ample safeguards for consumer interests. The proposed transactions will be structured so that investors and not consumers will bear the risks that may be associated with these new ventures. As explained previously, CNG conducts a thorough review of any proposed investment, with a view toward risk management. The international operations will be conducted with the same prudence and sound business judgment that has resulted in CNG's present status as one of the country's most financially sound energy providers.




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	Accordingly, for the reasons set forth above, the applicants request that the Commission authorize the proposed TPA Pipeline investment and reserve jurisdiction over the other proposed activities not yet authorized in this proceeding, pending completion of the record.


Item 4. Regulatory Approval
        ___________________


	The financing authorization sought herein is not subject to the jurisdiction of any State or Federal Commission (other than the SEC).


Item 5.  Procedure
         _________

	It is hereby requested that the Commission issue its order with respect to the transactions proposed herein on or before April 12, 1999 .

	It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed with respect to the proposed transactions. The Division of Investment Management - Office of Public Utility Regulation may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.










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Item 6.  Exhibits and Financial Statements
         _________________________________


	The following exhibits and financial statements are made a part of this statement:


	(a)  Exhibits

	F       Opinion of counsel for CNG and CNG International
	        (previously filed)

	O       Draft of Notice.
	        (previously filed)



Item 7.  Information as to Environmental Effects
         _______________________________________


	The proposed transactions do not involve major federal action having a significant effect on the human environment. No federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.
























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SIGNATURE

	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.


                                  CONSOLIDATED NATURAL GAS COMPANY



                                  By  D. M. Westfall

                                      Senior Vice President, Nonregulated
                                      Business and Chief Financial Officer


                                  CNG INTERNATIONAL CORPORATION



                                  By  N. F. Chandler

                                      Its attorney


Date: March 17, 1999